UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SHARPS COMPLIANCE CORP.
(Name of Subject Company — Issuer)

RAVEN HOUSTON MERGER SUB, INC.
(Name of Filing Persons — Offeror)

RAVEN BUYER, INC.
(Name of Filing Persons — Parent of Offeror)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

820017101
(CUSIP Number of Class of Securities)

Raven Houston Merger Sub, Inc.
c/o Raven Buyer, Inc.
11611 San Vicente Blvd, Suite 800
Los Angeles, CA 90049
Attention: Angela Klappa, Chief Executive Officer and President
(310) 551-0101

Copies to:
Ari B. Lanin
Daniela Stolman
Gibson, Dunn & Crutcher LLP
2029 Century Park East, Suite 4000
Los Angeles, CA 90067
(310) 552-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) for all the outstanding shares of common stock, par value $0.01 per share, of Sharps Compliance Corp., a Delaware corporation (“Sharps”), by Raven Houston Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Raven Buyer, Inc., a Delaware corporation (“Parent”) and an affiliate of Aurora Capital Partners, to be commenced pursuant to the Agreement and Plan of Merger, dated as of July 12, 2022 (the “Merger Agreement”), by and among Parent, Purchaser and Sharps.

Additional Information and Where to Find It

In connection with the proposed acquisition contemplated under the Merger Agreement, Purchaser will commence the Offer for all the outstanding shares of common stock, par value $0.01 per share, of Sharps.  The Offer has not yet commenced.  This document is for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell shares of common stock of Sharps or any other securities, nor is it a substitute for the tender offer materials that Parent and Purchaser will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the Offer.  At the time the Offer is commenced, Parent and Purchaser will file with the SEC a tender offer statement on Schedule TO, including an offer to purchase (the “Offer to Purchase”), a related letter of transmittal (the “Letter of Transmittal”), and certain related tender offer documents, and Sharps thereafter will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with respect to the Offer.  The Offer to purchase shares of common stock of Sharps will only be made pursuant to the Offer to Purchase, the related Letter of Transmittal and related tender offer documents filed as part of the Schedule TO.

THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL, AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION.  INVESTORS AND HOLDERS OF SHARES OF COMMON STOCK OF SHARPS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO THE TENDER OFFER, THAT HOLDERS OF SHARES OF COMMON STOCK OF SHARPS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

The tender offer statement on Schedule TO, including the Offer to Purchase, the related Letter of Transmittal, and certain other tender offer documents, will be filed with the SEC by Parent and Purchaser, and the Solicitation/Recommendation Statement will be filed with the SEC by Sharps, and will be made available to all holders of shares of common stock of Sharps at no expense to them.  The tender offer materials, the Solicitation/Recommendation Statement and other related documents (when available), and other documents filed with the SEC, including annual, quarterly and special reports and other information filed by Sharps with the SEC, will be made available for free at the SEC’s website at www.sec.gov, or by contacting Sharps at 9220 Kirby Drive, Suite 500, Houston, Texas 77054; 713-432-0300, or by directing a request to the Information Agent for the Offer, which will be named in the tender offer materials.

Cautionary Notice Regarding Forward-Looking Statements

The information in this communication contains certain forward-looking statements relating to the Offer for all the outstanding shares of common stock, par value $0.01 per share, of Sharps by Purchaser, and other statements about Purchaser, Parent and Sharps, that are based on current beliefs, expectations and assumptions made by, and information currently available to, the management of Purchaser, Parent and Sharps on the date of this communication.  When used in this document, the words “may,” “could,” “position,” “plan,” “potential,” “designed,” “continue,” “anticipate,” “believe,” “expect,” “estimate,” “project,” and “intend” and words or phrases of similar import, as they relate to the Offer, Purchaser, Parent or Sharps, are intended to identify forward-looking statements.  Such statements reflect known and unknown risks, uncertainties, and assumptions related to certain factors including, without limitation, changes in facts and circumstances and other risks, uncertainties and assumptions concerning the offer and the subsequent merger, including whether the offer and the subsequent merger will close, the timing of the closing of the offer and subsequent merger, strategic and other potential benefits of the transactions, the ability of the parties to satisfy the various conditions to the consummation of the offer or the subsequent merger, including the outcome of the regulatory reviews of the proposed transaction, and obtaining HSR approval, the percentage of outstanding shares that will be tendered in the offer, the ability of the parties to complete the proposed transactions, the ability of the parties to meet other closing conditions, the potential effects of the proposed transactions, the outcome of legal proceedings (if any) that may be instituted against the Purchaser, Parent, Sharps and/or others related to the proposed transactions, unexpected costs or unexpected liabilities that may result from the proposed transactions, whether or not consummated, the possibility that competing offers will be made, the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require Sharps to pay a termination fee or other expenses, effects of disruption from the announcement or pendency of the transactions making it more difficult to maintain relationships with employees, customers, suppliers, and other business partners, and risks related to diverting management’s attention from Sharps’s ongoing business operations, and other general risks facing Sharps’s business and operations, including with respect to regulatory submissions, competitive factors, general economic conditions, customer relations, relationships with vendors, governmental regulation and supervision, seasonality, distribution networks, product introductions and acceptance, technological change, changes in industry practices, one-time events and other factors described herein including the impact of the coronavirus COVID-19 (“COVID-19”) pandemic on Sharps’s operations and financial results, and those risk factors and other cautionary statements in Sharps’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and its other filings with the SEC.  Sharps may update risk factors from time to time in Quarterly Reports on Form 10-Q, in Current Reports on Form 8-K, or in other filings with the SEC, available on the SEC’s website at www.sec.gov.  Based upon changing conditions, should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or intended.  Consequently, no forward-looking statements can be guaranteed.  Actual results may vary materially.  You are cautioned not to place undue reliance on any forward-looking statements.  You should also understand that it is not possible to predict or identify all such factors and as such should not consider the preceding list or the risk factors to be a complete list of all potential risks and uncertainties.  All such forward-looking statements speak only as of the date they are made.  None of Purchaser, Parent, Sharps or any of their affiliates undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, subsequent events, circumstances or otherwise, except as may be required by any applicable securities laws.

Exhibit Index

Exhibit Number	Description
99.1	Joint Press Release issued by Sharps Compliance Corp. and Aurora Capital Partners, dated July 12, 2022.